Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2022

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended March 31
	Note	2022	2021
SALES	2	7,657	4,658
Freight, transportation and distribution		203	211
Cost of goods sold		4,197	3,291
GROSS MARGIN		3,257	1,156
Selling expenses		727	673
General and administrative expenses		126	103
Provincial mining taxes		249	58
Share-based compensation expense		135	23
Other expenses	4	21	21
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		1,999	278
Finance costs		109	120
EARNINGS BEFORE INCOME TAXES		1,890	158
Income tax expense		505	25
NET EARNINGS		1,385	133
Attributable to
Equity holders of Nutrien		1,378	127
Non-controlling interest		7	6
NET EARNINGS		1,385	133

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		2.49	0.22
Diluted		2.49	0.22
Weighted average shares outstanding for basic EPS		552,636,000	569,658,000
Weighted average shares outstanding for diluted EPS		554,647,000	570,901,000

Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31
(Net of related income taxes)	2022	2021
NET EARNINGS	1,385	133
Other comprehensive income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans	1	-
Net fair value gain on investments	31	48
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations	128	(30)
Other	16	6
OTHER COMPREHENSIVE INCOME	176	24
COMPREHENSIVE INCOME	1,561	157
Attributable to
Equity holders of Nutrien	1,554	151
Non-controlling interest	7	6
COMPREHENSIVE INCOME	1,561	157

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31

	Note	2022	2021

OPERATING ACTIVITIES
Net earnings		1,385	133
Adjustments for:
Depreciation and amortization		461	480
Share-based compensation expense		135	23
Impairment of assets		-	4
Provision for deferred income tax		45	10
Gain on disposal of investment		(19)	-
Other long-term assets, liabilities and miscellaneous		1	(10)
Cash from operations before working capital changes		2,008	640
Changes in non-cash operating working capital:
Receivables		(909)	(392)
Inventories		(2,609)	(1,785)
Prepaid expenses and other current assets		722	688
Payables and accrued charges		726	697
CASH USED IN OPERATING ACTIVITIES		(62)	(152)
INVESTING ACTIVITIES
Capital expenditures [1]		(450)	(358)
Business acquisitions, net of cash acquired		(41)	(21)
Other		34	(9)
CASH USED IN INVESTING ACTIVITIES		(457)	(388)
FINANCING ACTIVITIES
Proceeds from short-term debt, net		1,454	101
Repayment of long-term debt		(2)	-
Repayment of principal portion of lease liabilities		(79)	(78)
Dividends paid to Nutrien’s shareholders	7	(257)	(255)
Repurchase of common shares	7	(642)	(1)
Issuance of common shares		126	42
Other		(12)	-
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		588	(191)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		9	(11)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		78	(742)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		499	1,454
CASH AND CASH EQUIVALENTS – END OF PERIOD		577	712
Cash and cash equivalents comprised of:
Cash		546	601
Short-term investments		31	111
		577	712
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		50	76
Income taxes paid		789	39
Total cash outflow for leases		107	97

 1 Includes additions to property, plant and equipment and intangible assets for the three months ended March 31, 2022 of $386 and $64 (2021 – $325 and $33), respectively.

  (See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien (Note 1)	Non- Controlling Interest (Note 1)	Total Equity

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	127	127	6	133

Other comprehensive (loss) income	-	-	-	(30)	54	24	-	24	-	24

Shares repurchased (Note 7)	(14,978)	(1)	-	-	-	-	-	(1)	-	(1)

Dividends declared	-	-	-	-	-	-	(262)	(262)	-	(262)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(2)	(2)

Effect of share-based compensation including issuance of common shares	965,744	50	(3)	-	-	-	-	47	-	47
Transfer of net gain on cash flow hedges	-	-	-	-	(3)	(3)	-	(3)	-	(3)

BALANCE – MARCH 31, 2021	570,211,172	15,722	202	(92)	(6)	(98)	6,471	22,297	42	22,339

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	1,378	1,378	7	1,385

Other comprehensive income	-	-	-	128	48	176	-	176	-	176

Shares repurchased (Note 7)	(7,648,235)	(212)	-	-	-	-	(375)	(587)	-	(587)

Dividends declared	-	-	-	-	-	-	(265)	(265)	-	(265)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(11)	(11)

Effect of share-based compensation including issuance of common shares	2,275,861	153	(16)	-	-	-	-	137	-	137
Transfer of net gain on cash flow hedges	-	-	-	-	(3)	(3)	-	(3)	-	(3)
Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(1)	(1)	1	-	-	-

BALANCE – MARCH 31, 2022	552,120,142	15,398	133	(48)	74	26	8,931	24,488	43	24,531

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		March 31		December 31

As at	Note	2022	2021	2021

			Note 1

ASSETS

Current assets

Cash and cash equivalents		577	712	499

Receivables		6,437	4,271	5,366

Inventories		9,068	6,714	6,328

Prepaid expenses and other current assets		943	778	1,653

		17,025	12,475	13,846

Non-current assets

Property, plant and equipment		19,998	19,451	20,016

Goodwill		12,287	12,199	12,220

Other intangible assets		2,334	2,460	2,340

Investments		757	630	703

Other assets		867	678	829

TOTAL ASSETS		53,268	47,893	49,954

LIABILITIES

Current liabilities

Short-term debt		3,033	252	1,560

Current portion of long-term debt		551	14	545

Current portion of lease liabilities		293	260	286

Payables and accrued charges		11,013	8,742	10,052

		14,890	9,268	12,443

Non-current liabilities

Long-term debt		7,519	10,040	7,521

Lease liabilities		929	876	934

Deferred income tax liabilities	5	3,243	3,168	3,165

Pension and other post-retirement benefit liabilities		425	456	419

Asset retirement obligations and accrued environmental costs		1,523	1,610	1,566

Other non-current liabilities		208	136	207

TOTAL LIABILITIES		28,737	25,554	26,255

SHAREHOLDERS’ EQUITY

Share capital	7	15,398	15,722	15,457

Contributed surplus		133	202	149

Accumulated other comprehensive income (loss)		26	(98)	(146)

Retained earnings		8,931	6,471	8,192

Equity holders of Nutrien		24,488	22,297	23,652

Non-controlling interest		43	42	47

TOTAL SHAREHOLDERS’ EQUITY		24,531	22,339	23,699

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		53,268	47,893	49,954

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2022

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2021 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2021 annual audited consolidated financial statements.

Certain immaterial 2021 figures have been reclassified in the condensed consolidated balance sheets and segment note.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on May 2, 2022.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,833	1,710	1,497	617	-	-	7,657

– intersegment	28	234	339	79	-	(680)	-

Sales – total	3,861	1,944	1,836	696	-	(680)	7,657

Freight, transportation and distribution	-	94	95	61	-	(47)	203

Net sales	3,861	1,850	1,741	635	-	(633)	7,454

Cost of goods sold	3,016	305	881	428	-	(433)	4,197

Gross margin	845	1,545	860	207	-	(200)	3,257

Selling expenses	722	3	8	2	(2)	(6)	727

General and administrative expenses	45	2	6	3	70	-	126

Provincial mining taxes	-	249	-	-	-	-	249

Share-based compensation expense	-	-	-	-	135	-	135

Other (income) expenses	(12)	(3)	(26)	4	53	5	21

Earnings (loss) before finance costs and income taxes	90	1,294	872	198	(256)	(199)	1,999

Depreciation and amortization	169	112	123	41	16	-	461

EBITDA [1]	259	1,406	995	239	(240)	(199)	2,460

Integration and restructuring related costs	-	-	-	-	9	-	9

Share-based compensation expense	-	-	-	-	135	-	135

COVID-19 related expenses	-	-	-	-	5	-	5

Foreign exchange loss, net of related derivatives	-	-	-	-	25	-	25

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	240	1,406	995	239	(66)	(199)	2,615

Assets – at March 31, 2022	24,910	13,578	11,512	1,814	2,467	(1,013)	53,268
1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

	Three Months Ended March 31, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,960	631	695	372	-	-	4,658

– intersegment	12	90	160	72	-	(334)	-

Sales – total	2,972	721	855	444	-	(334)	4,658

Freight, transportation and distribution	-	110	95	59	-	(53)	211

Net sales	2,972	611	760	385	-	(281)	4,447

Cost of goods sold	2,320	291	610	319	-	(249)	3,291

Gross margin	652	320	150	66	-	(32)	1,156

Selling expenses	667	3	7	2	(6)	-	673

General and administrative expenses	39	2	2	2	58	-	103

Provincial mining taxes	-	58	-	-	-	-	58

Share-based compensation expense	-	-	-	-	23	-	23

Other expenses (income)	15	1	(26)	3	28	-	21

(Loss) earnings before finance costs and income taxes	(69)	256	167	59	(103)	(32)	278

Depreciation and amortization	177	124	129	38	12	-	480

EBITDA	108	380	296	97	(91)	(32)	758

Integration and restructuring related costs	1	-	-	-	9	-	10

Share-based compensation expense	-	-	-	-	23	-	23

Impairment of assets	-	-	4	-	-	-	4

COVID-19 related expenses	-	-	-	-	9	-	9

Foreign exchange loss, net of related derivatives	-	-	-	-	2	-	2

Adjusted EBITDA	109	380	300	97	(48)	(32)	806

Assets – at December 31, 2021	22,387	13,148	11,093	1,699	2,266	(639)	49,954

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended March 31
	2022	2021
Retail sales by product line
Crop nutrients	1,587	1,016
Crop protection products	1,387	1,085
Seed	458	463
Merchandise	234	230
Nutrien Financial	49	25
Services and other [1]	175	165
Nutrien Financial elimination [1,2]	(29)	(12)

	3,861	2,972

Potash sales by geography

Manufactured product

North America	927	442

Offshore [3]	1,017	279

	1,944	721

Nitrogen sales by product line

Manufactured product

Ammonia	591	188

Urea	484	274

Solutions, nitrates and sulfates	474	197

Other nitrogen and purchased products	287	196

	1,836	855

Phosphate sales by product line

Manufactured product

Fertilizer	432	272

Industrial and feed	184	126

Other phosphate and purchased products	80	46

	696	444

  1  Certain immaterial 2021 figures have been reclassified.

  2  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

  3  Relates to Canpotex Limited (“Canpotex”) (Note 9) and includes provisional pricing adjustments for the three months ended March 31, 2022 of $62 (2021 – $6)

NOTE 3 SHARE-BASED COMPENSATION

The following table summarizes the awards granted under our existing share-based compensation plans described in Note 5 of our 2021 annual consolidated financial statements:

	Three Months Ended March 31
	2022	2021

Stock options:

Granted (number of units)	375,483	1,518,490

Weighted average grant date fair value (US dollars)	20.49	11.77

Cash-settled share-based awards granted (number of units) [1]	970,461	1,198,148
1 For performance share units granted subsequent to January 1, 2022, return on invested capital over a three-year performance cycle is compared to Board-approved targets as an additional performance condition.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4 OTHER EXPENSES (INCOME)

	Three Months Ended March 31
	2022	2021

Integration and restructuring related costs	9	10

Foreign exchange loss, net of related derivatives	25	2

Earnings of equity-accounted investees	(41)	(20)

Bad debt expense	-	2

COVID-19 related expenses	5	9

Gain on disposal of investment	(19)	-

Impairment of assets	-	4

Other expenses	42	14

	21	21

NOTE 5 INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended March 31
	2022	2021

Income tax expense	505	25

Actual effective tax rate on earnings (%)	26	16

Actual effective tax rate including discrete items (%)	27	16

Discrete tax adjustments that impacted the tax rate	8	-

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at March 31, 2022	As at December 31, 2021
Income tax assets
Current	Receivables	299	223
Non-current	Other assets	166	166
Deferred income tax assets	Other assets	299	262
Total income tax assets		764	651
Income tax liabilities
Current	Payables and accrued charges	338	606
Non-current	Other non-current liabilities	54	44
Deferred income tax liabilities	Deferred income tax liabilities	3,243	3,165
Total income tax liabilities		3,635	3,815

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2021 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	March 31, 2022				December 31, 2021

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3

Fair value on a recurring basis [1]

Cash and cash equivalents	577	-	577	-	499	-	499	-

Derivative instrument assets	26	-	26	-	19	-	19	-

Other current financial assets - marketable securities [2]	139	20	119	-	134	19	115	-

Investments at FVTOCI [3]	275	265	-	10	244	234		10

Derivative instrument liabilities	(42)	-	(42)	-	(20)	-	(20)	-

Amortized cost

Current portion of long-term debt

Notes and debentures	(500)	(502)	-	-	(500)	(506)	-	-

Fixed and floating rate debt	(51)	-	(51)	-	(45)	-	(45)	-

Long-term debt

Notes and debentures	(7,422)	(3,403)	(4,419)	-	(7,424)	(4,021)	(4,709)	-

Fixed and floating rate debt	(97)	-	(97)	-	(97)	-	(97)	-

1  During the periods ended March 31, 2022 and December 31, 2021, there were no transfers between levelling for financial instruments measured at fair value on a recurring basis.

2  Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3  Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 7  SHARE CAPITAL

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	15,982,154

2022 Normal Course Issuer Bid [1]	March 1, 2022	February 28, 2023	55,111,110	10	7,648,235
1 The 2022 normal course issuer bid will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities laws, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended March 31
	2022	2021
Number of common shares repurchased for cancellation	7,648,235	14,978
Average price per share (US dollars)	76.79	52.93
Total cost	587	1

As of April 29, 2022, an additional 1,423,389 common shares were repurchased for cancellation at a cost of $150 and an average price per share of $105.38.

Dividends Declared

We declared a dividend per share of $0.48 (2021 – $0.46) during the three months ended March 31, 2022, payable on April 14, 2022 to shareholders of record on March 31, 2022.

NOTE 8  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 9  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	March 31, 2022	December 31, 2021

Receivables from Canpotex	951	828